SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Boston Properties Limited Partnership

(Name of Subject Company (Issuer))

Boston Properties Limited Partnership

(Name of Filing Person (Issuer))

2.875% Exchangeable Senior Notes due 2037

(Title of Class of Securities)

10112RAK0

10112RAH7

(CUSIP Numbers of Class of Securities)

Mortimer B. Zuckerman,

Chairman of the Board of Directors and Chief Executive Officer

Boston Properties, Inc.

The Prudential Center

800 Boylston Street, Suite 1900

Boston, Massachusetts 02199-8103

(617) 236-3300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Daniel P. Adams Ettore A. Santucci Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Eric G. Kevorkian, Esq. Senior Vice President, Senior Corporate Counsel Boston Properties, Inc. The Prudential Center 800 Boylston Street, Suite 1900 Boston, Massachusetts 02199-8103 (617) 236-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$576,194,000	$66,032

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Exchangeable Senior Notes due 2037 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of January 10, 2012, there was $576,194,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $576,194,000.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66,032	Filing Party: Boston Properties Limited Partnership
Form or Registration No.: Schedule TO	Date Filed: January 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 10, 2012 by Boston Properties Limited Partnership, a Delaware limited partnership (the “Partnership”), with respect to the right of each holder (the “Holder”) of the Partnership’s 2.875% Exchangeable Senior Notes due 2037 (the “Notes”) to sell and the obligation of the Partnership to purchase the Notes (the “Put Right”), as set forth in the Partnership’s Put Right Notice to Holders of the Notes, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Right Notice”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the terms of the Notes and the Indenture, dated as of December 13, 2002, between the Partnership and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by Supplemental Indenture No. 6, dated as of February 6, 2007, between the Partnership and the Trustee, the Partnership was obligated, at the option of each Holder, to repurchase on February 15, 2012 all Notes validly surrendered for repurchase and not withdrawn prior to 10:00 a.m., New York City time, on February 9, 2012. Based on final information provided to the Partnership by the Trustee, as trustee and paying agent, $242,735,000 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Put Right. The aggregate consideration for all of the Notes tendered for purchase pursuant to the Put Right was $242,735,000. The Partnership will pay for all of the Notes purchased pursuant to the Put Right with available cash. After giving effect to the purchase of the tendered Notes pursuant to the Put Right, an aggregate principal amount of $333,459,000 of the Notes remains outstanding. Pursuant to the Notice of Redemption issued by the Partnership on January 10, 2012, all Notes that remain outstanding will be redeemed on February 20, 2012.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Put Right Notice to Holders of 2.875% Exchangeable Senior Notes due 2037, dated January 10, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated January 10, 2012.

(b)	None.

(d)(1)	Indenture, dated as of December 13, 2002, by and between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Current Report on Form 8-K/A filed on December 13, 2002).

(d)(2)	Supplemental Indenture No. 6, dated as of February 6, 2007, between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(3)	Form of 2.875% Exchangeable Senior Notes due 2037 (incorporated by reference to Exhibit 4.2 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(4)	Registration Rights Agreement, dated as of February 6, 2007, among the Partnership, Boston Properties, Inc., JP Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.3 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(5)*	Notice of Redemption dated January 10, 2012

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

BOSTON PROPERTIES LIMITED PARTNERSHIP
By:	Boston Properties, Inc., its general partner

By:	/s/ Michael E. LaBelle
Name:	Michael E. LaBelle
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Put Right Notice to Holders of 2.875% Exchangeable Senior Notes due 2037, dated January 10, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated January 10, 2012.

(b)	None.

(d)(1)	Indenture, dated as of December 13, 2002, by and between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Current Report on Form 8-K/A filed on December 13, 2002).

(d)(2)	Supplemental Indenture No. 6, dated as of February 6, 2007, between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(3)	Form of 2.875% Exchangeable Senior Notes due 2037 (incorporated by reference to Exhibit 4.2 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(4)	Registration Rights Agreement, dated as of February 6, 2007, among the Partnership, Boston Properties, Inc., JP Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.3 to the Partnership’s Current Report on Form 8-K filed on February 6, 2007).

(d)(5)*	Notice of Redemption dated January 10, 2012

(g)	None.

(h)	None.

*	Previously filed.